Mail Stop 4561

January 20, 2006

Nicholas J. Letizia, Esq.
Senior Vice President and General Counsel
Infocrossing, Inc.
2 Christie Heights Street
Leonia, NJ 07605

> **Re: Infocrossing, Inc.**
> **Registration Statement on Form S-3**
> **Filed December 27, 2005**
> **File No. 333-130705**

Dear Mr. Letizia:

We have limited our review of the above registration statement to the matters addressed in the comments below. Where indicated, we think you should revise your registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

Selling Stockholder, page 16

1.   Please expand the filing to describe the material transactions and relationships between Infocrossing and Level 3 Financing, Inc. during the past three years. See Item 507 of Regulation S-K. The transaction whereby the shares to be resold were issued should be described in materially complete terms. Please revise to disclose the basic terms of the acquisition of (i) Structure LLC, including the material terms of the Purchase Agreement such as the date of closing, the material terms of that agreement,

the parties who participated in the transactions and the manner in which the number of shares issued was calculated.

2.   Please revise to disclose the natural person(s) who exercise voting and/or dispositive powers over the shares being offered by Level 3 Financing, Inc. See Interpretation I.60 of the July 1997 manual of publicly available CF telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual. Alternatively, tell us when and how you plan to provide that information.

3.   Please confirm that Level 3 Financing, Inc. is not an affiliate of a registered broker-dealer.

Plan of Distribution, page 16

4.   You indicate that the selling shareholders may create short positions in your common stock in connection with the offering. Please advise us that Infocrossing and Level 3 Financing, Inc. are aware of CF Tel. Interp. A.65.

Incorporation of Certain Documents by Reference, page 18

5.   It appears that you must incorporate by reference the current reports on Form 8-K filed January 5, January 13, January 27, 2005 and January 4 and January 6, 2006. See Item 12(a)(2) of the Form S-3.

Part II

Undertakings, page 22

6.   Rule 415 and the associated undertaking of Item 512(a) of Regulation S-K were recently amended. Revise to include all undertakings required by Item 512(a) of Regulation S-K, as currently in effect.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact Rebekah Toton at (202) 551-3857 or me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief - Legal

cc: <u>Via Facsimile (212) 351-6237</u>
Barbara Becker, Esq.
Gibson, Dunn & Crutcher L.L.P.
Telephone: (212) 351-4000